Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON OCTOBER 25, 2021

1.Date, Time and Place: October 25, 2021, at 09:00 a.m., only in a digital form through the electronic remote attendance system made available by Suzano S.A. ("Company") pursuant to Article 21-C, Paragraph 2, Item II of CVM Instruction No. 481 of December 17, 2009, as amended (“ICVM No. 481/09”) and in accordance to the rules established in the Shareholders' Manual disclosed by the Company.

2.Call notice: Called according to the Call Notices published on September 24, 25 and 28, 2021, in the newspapers Diário Oficial da Bahia (Diverse section), Correio da Bahia (pages 29, 4 and 7, respectively) and O Estado de S. Paulo (Estadão) (pages B9, B20 and B7, respectively), in accordance with art. 124 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”).

3.Attendance: Attending the meeting were shareholders representing more than 74,79% (seventy four per cent and seventy nine) of the common shares issued by the Company, as per votes cast via Distance Voting Ballot and attendance record in the electronic remote participation system made available by the Company pursuant to article 21-C, paragraph 2, II of ICVM No.481/09.

4.Opening and Board: The works were initiated by Mr. Iva Maria Souza Bueno, pursuant to article 8 of the Company’s Bylaws. Chairman: Leandro Arean Oncala; Secretary: Iva Maria Souza Bueno.

5.Agenda: The chairman reported as follows. The purpose of this Extraordinary General Meeting is to resolve on the full offsetting of the Company's accumulated losses, as recorded in the Financial Statements for the year ended in December 31, 2020, at R$ 3,926,014,830.11, by partially deducting the balance of retained earnings ascertained in the 1st semester of 2021, as stated in the quarterly financial statements dated June 30, 2021, which totaled R$ 7,277,866,773.05, all pursuant to the terms of the Company's Management Proposal.

6.Documents: The publication of the Call Notices, referred to in item 2 the Company’s Management Proposal and the Company’s Shareholder Manual, including the instructions for participating in the Extraordinary  Shareholders Meeting are available to the shareholders at Suzano’s head office, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 (http://www.b3.com.br).

7.Resolutions: Dismissed the reading of the documents referred to in item 6 above, considering that they are known to the Company's shareholders, as well as with the consolidated voting map of expressed votes by the distance voting ballots, which was made available for consultation by the shareholders attending the meeting, pursuant to paragraph 4 of art. 21-W of ICVM No. 481/09, the Company's shareholders present at this shareholders meeting resolved on the following agenda, with abstentions having been recorded in each case, and having authorized the drawing up of these minutes in summary form and its publication with omission of the shareholders' signatures, pursuant to the provision of article 130, paragraphs 1 and 2, of the Brazillian Corporation Law:

7.1.To approve, without reservations, by majority of votes, with 1.008.081.274 favorable votes, 2.926 contrary votes, and 975.570 abstentions, the full offsetting of the Company's accumulated losses, as recorded in the Financial Statements for the year ended December 31, 2020, amounting R$ 3,926,014.830.11 (three billion, nine hundred and twenty-six million, fourteen thousand, eight hundred and thirty Brazilian reais and eleven cents), by partially deducting the balance of retained earnings ascertained in the 1st semester of 2021, as stated in the quarterly financial statements dated June 30, 2021, which totaled the amount of R$ 7,277,866,773.05 (seven billion, two hundred and seventy-seven million, eight hundred and sixty-six thousand, seven hundred and seventy-three Brazilian reais and five cents).

7.1.1.It is hereby consigned that the Company's retained earnings balance will change from R$7,277,866,773.05 (seven billion, two hundred seventy-seven million, eight hundred sixty-six thousand, seven hundred seventy-three Brazilian reais and five cents) to R$3,351,851,942.94 (three billion, three hundred fifty-one million, nine hundred forty-two thousand, nine hundred forty-two Brazilian reais and ninety-four cents).

8.Closure and Approval of the Minutes: Once the resolutions were closed, the Extraordinary Shareholders' Meeting was suspended for the time necessary to draw up these Minutes. The meeting was reopened, these Minutes were read, found to be in compliance, approved and signed by those attending, having been considered signatories to the minutes, pursuant to art. 21-V, Paragraph 1, of ICVM 481/09, the shareholders whose Distance Voting Ballots were considered valid by the Company and the shareholders who registered their attendance in the electronic system of remote attendance provided by the Company. The votes cast by the mechanism of Distance Voting Ballots, under the terms of ICVM 481/09, were filed with the Company. List of Shareholders attending is included in Annex A to these Minutes.

Salvador, October 25, 2021.

Board:

______________________________	______________________________
Leandro Arean Oncala Chairman	Iva Maria Souza Bueno Secretary

Annex A – List of Shareholders

Michele da Silva Gonsales, CPF: 324.731.878-00; ALFM

Representative de Amundi Funds; Amundi Index Solutions; Best Investment Corporation; East Capital-east Capital Global Emerging Markets Sustainabl; Fidelity Funds - Latin America Fund; Janus Henderson Emerging Markets Fund; Janus Henderson Emerging Markets Opportunities Fund; Janus Henderson Fund Emerging Markets Fund; Janus Henderson Fund Latin American Fund; Janus Henderson International Opportunities Fund; Lcl Actions Emergents; Moneda Latin American Equities Fund (delaware LP; Moneda Luxembourg Sicav- Latin America Equities Fund; Most Diversified Portfolio Sicav; Portfolio Edmond de Rothschild Fund; Priviledge; e Stichting Bedrijfstakpensioenfonds Voor de Media Pno

Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49; ALDEN, ARYMAX, POLPAR, Suzano Holding, Outros

Representative de Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundacao Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; e Suzano Holding S A

Michele da Silva Gonsales, CPF: 324.731.878-00; ADR

Representative de the Bank of New York ADR Department

Liliane de Moraes Vodopives Caselli, CPF: 775.897.697-20; PENEDO

Representative de Clube de Investimento Penedo

Bookeeper

Representative de 1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast J.P. Morgan S O Portfolio; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast Prudential Flexible M-s P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Century Retirement Date Trust; American Century World Mutual Fd,inc-nt Emerging Markets FD; American Century World Mutual Funds, Inc Emerg Markets Fund; American Heart Association, Inc.; Andra Ap-fonden; Arero - Der Weltfonds -nachhaltig; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Ataulfo LLC; Australia P.Superannuation Scheme; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Baron Collective Investment Trust; Baron Emerging Markets Fund; Baron Emerging Markets Fund Ltd.; Baron International Growth Fund; Barra Fundo de Investimento em Ações; Bellsouth Corporation Rfa Veba Trust; Betashares Climate Change Innovation ETF; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Dynamic High Income Portfolio of Blackrock F II; Blackrock Emerging Markets Collective Fund; Blackrock Emerging Markets Fund, Inc.; Blackrock GA D. e. Fund of M. Account Series; Blackrock GL Allocation Portfolio of Blackrock Ser Fd, Inc; Blackrock Global Alloc V.I. FD of Blackrock Var Ser Fds, Inc; Blackrock Global Allocation Collective Fund; Blackrock Global Allocation Fund (aust); Blackrock Global Funds; Blackrock Global Funds World Agriculture; Blackrock Global Funds-global Allocation Fund; Blackrock Global Funds-global Dynamic Equity Fund; Blackrock Global Index Funds; Blackrock Institutional Equity Funds- Emerging Markets; Blackrock Institutional Trust Company na; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Multi-asset

Income Portfolio of Blackrock Funds II; Blackrock Strategic Funds - Blackrock Dynamic Diversifi; Blackrock Strategic Funds - Blackrock e M Absolute Return F; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Blakrock Global Allocation Fund Inc; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; BP Pension Fund; Bpi Brasil, Fundo de Investimento Aberto Flexivel; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Post Corporation Registered Pension Plan; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clinton Nuclear Power Plant Qualified Fund; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colorado Public Employees Ret. Association; Columbia em Core Ex-china ETF; Commingled Pension Trust Fund (gl Emerging Mkt Opp) of Jpm; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav; Dela Depositary Asset Management B.V.; Delaware Pooled Trust - Macquarie e. M. P.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Diversified Real Asset Cit; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; Eurizon Capital Sgr S.P.A; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Opportunities Institutio; Fidelity Group Trust for Employee Benefit Plans: F O C Pool; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investments Money Management Inc; Fidelity Investmet Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Securities Fund: Fidelity Otc K6

Portfoli; Fidelity Securities Fund: Fidelity Otc Portfolio; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; Flexshares Emerging Markets Low Volatility Climate; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fondo Pensione Laborfonds; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Forsta Ap-fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Freedom 100 Emerging Markets ETF; Fulcrum Diversified Absolute Return Fund (us); Fulcrum Ucits Sicav; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; General Organisation for Social Insurance; General Pension and Social Security Authority; Global Emerging Markets Balance Portfolio; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Superannuation Board; Government of Singapore; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; HC Capital Trust the Emerging Markets Portfolio; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Cleantech ETF; Invesco Latin American Fund (uk); Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Global Timber ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Invesco Strategic Emerging Markets ETF; Investerings Foreningen Danske Invest; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Acwi Low Carbon Target ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; J P Morgan Investment Funds; J.P. Morgan Trust Company (jersey) L. as T. of B. I J. Funds; Jnl Emerging Markets Index Fund; Jnl/Blackrock Global Allocation Fund; Jnl/Jpmorgan Global Allocation Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Diversidied Fund; JP Morgan Emerging Markets Opportunities; Jpmorgan Emerging Markets Equity Core ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds; Jpmorgan Funds Latin America Equity Fund; Jpmorgan Global Allocation Fund; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kraneshares Msci Emerging Markets EX China Index e; Laborers and Retirement Board Employees Annuity Benefit; Laerernes Pension Forsikringsaktieselskab; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal and General Assurance Pensions Mng Ltd; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Liontrust Investment Funds I - Liontrust Latin America Fund; Los Angeles County Employees Ret Association; Lvip Blackrock Global Allocation Fund; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie

Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Macquarie True Index Emerging Markets Value Weighted Fund; Managed Pension Funds Limited; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select Blackrock Global Allocation Fund; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Merrill Lynch Investment Managers Limited; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Research Fund; Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs Institutional Advisors, Inc.; Mfs International New Discovery Fund; Mfs Investment Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Meridian Funds - Emerging Markets Equity Resea; Mfs Meridian Funds - Latin American Equity Fund; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Middletown Works Hourly and Salaried Union Retiree; Mineworkers Pension Scheme; Ministry of Economy and Finance; Mirae Asset Gem Great Consumer Equity Fund; Mirae Asset Global Discovery Fund; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Investment Funds Sicav-sif; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging Markets Equity Fund; Mondrian Emerging Markets Equity Fund (irl); Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Master Collective Investment Trust; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multipartner Sicav; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL GL Equity Unit Trust; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New Airways Pension Scheme; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Common Retirement Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; NN (l); NN Paraplufonds 1 N.V; Nomura Funds Ireland Plc - American Century Emergi; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Nordea Equity Opportunities Fund; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Oklahoma Public Employees Retirement System; Omnis Portfolio Investments Icvc - Omnis Diversifi; Onepath Global Emerging Markets Pool; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Pension Board; Oregon Public Employees Retirement System; Ori Capital I FIA; Ori Capital II Master FIA; Pace Int Emerg Mark Equity Investments; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Pensiondanmark Pensionsforsikringsaktieselskab; People S Bank of China; Pepsico Inc. Master Retirement Trust; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Pramerica Sicav; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employes Ret System of Mississippi; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Rbc Quant Emerging Markets Equity Leaders ETF; Robeco Capital Growth Funds; Russell Institutional Funds Public Limited Company; Russell Investment Company Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as

T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Safra Direct Suzano Master FIA; Safra Exportacao Fundo de Investimento em Ações; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Skagen Kon-tiki Verdipapirfond; Social Insurance Organization; Solana Ações FIA; Southern Company System Master Retirement; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Acwi Low Carbon Target ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spdr SP Emerging Markets Fund; Spp Aktieindexfond Global; Spp Emerging Markets Plus; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - SS em Sri Enhanced e F; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichiting Blue Sky Act EQ em MK GL Fund; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Storebrand Sicav; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of the State of Illinois; the Bank of N. Y. M. (int) Ltd as T. of B. D. D. G. Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. B. M. Fund; the Bank of N. Y. M. (inter) L. as T. of B. D. A. Fund; the Bank of N. Y. M. (inter) Ltd as T. of B. B. G. P. F.; the Bank of New York Mellon (international) Limite; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Board of Regents of the University of Texas System; the Board of the Pension Protection Fund; the Commonwealth Fund; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trt BK Jpn Trustee of Jpm Brics5 Mother Fund; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the State Teachers Retirement System of Ohio; the Sultanate of Oman Ministry of Defence Pension Fund; the Texas Education Agency; the Young Men S Christian Ass Ret Fund; Thomas White Emerging Markets Fund, LLC; Thomas White World Fund; Threadneedle Investment Funds Icvc; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; TM Fulcrum Diversified Absolute Return Fund; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Transamerica Jpmorgan Tactical Allocation VP; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trph Corporation; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Utah State Retirement Systems; Utimco SP II LLC; Valic Company II - International Opportunities Fund; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International;

Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Versus Capital Real Assets Fund LLC; Voya Emerging Markets Index Portfolio; VY T. Rowe Price International Stock Portfolio; Washington State Investment Board; Wellington Trust Company, National Association Mul; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; Wisdomtree Issuer Icav; WM Pool - Equities Trust no. 75; Xtrackers; Xtrackers (ie) Public Limited Company; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

DISTANCE VOTING BALLOT

Representante de Alaska 100 Icatu Prev Fife FIM; Alaska Black Advisory XP Seguros Fife Previdência FIM; Alaska Black Institucional FIA; Alaska Black Master FIA - BDR Nível I; Alaska Previdência Master FIM; Alaska Range Fundo de Investimento Multimercado; Blue Land Fundo de Investimento de Ações; Garde Aramis Fife Previdenciario FIM; Garde Athos Master Long Biased FIA; Garde D Artagnan Master FIM; Garde Porthos Master Fundo de Investimento Multimercado; Lux FIA; Skopos Blue Birds FIA; e Skopos Master Fundo de Investimento em Ações